

July 26, 2012

<u>Via E-Mail</u>

David Shine, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004

>   **Re: FX Alliance, Inc.**
>   **Schedule TO filed on July 18, 2012**
>   **Filed by CB Transaction Corp., Thomson Holdings Inc., and**
>   **Thomson Reuters Corporation**
>   **File No. 5-86898**

Dear Mr. Shine:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule TO</u>

<u>FX Projections, page 28</u>

1. We note that certain projections of the future operating performance of FX have not been prepared in accordance with GAAP. As a result, please revise or advise us as to what consideration you have given to whether additional disclosure is required pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response. Please refer to Question 101.01 in the Non-GAAP Financial Measures section of the Division's Compliance and Disclosure Interpretations.

Source and Amount of Funds, page 3

2. We note that Thomson Reuters will have sufficient funds to purchase all shares tendered. Please revise to state the specific source of funds and if any part of the funds is expected to be borrowed, please describe the loan agreement and file the agreement as an exhibit. Refer to Item 1007(a) and (d) and Item 1016(b) of Regulation M-A.

Lock-Up Waivers, page 57

3. We note that according to section 6.1 of the Tender and Support Agreement, stockholders will not be obligated to pay any costs, fees or expenses in connection with obtaining the Lock-Up Waiver. Please disclose whether any fees or payments were paid and the amount of any fees paid to Merrill Lynch and GS in connection with obtaining the Lock-Up Waiver and whether the bidders paid any part of the expense. If the bidder paid any fees in connection with the Lock-Up Waiver, please advise us as to how the bidders are complying with the best price provision in Rule 14d-10(a)(2).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   each bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

David Shine, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
July 26, 2012
Page 3

      Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

      Sincerely,

      /s/ Peggy Kim

      Peggy Kim
      Special Counsel
      Office of Mergers & Acquisitions